UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2024

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices

16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 14, 2024, Galmed Pharmaceuticals Ltd. (the “Company”) entered into a Capital on Demand™ Sales Agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time, to or through the Sales Agent, ordinary shares, no par value per share (the “Ordinary Shares”), having an aggregate offering price of up to gross sale proceeds of up to $8,100,000.

Any sales of Ordinary Shares under the Sales Agreement will be made pursuant to a shelf registration statement on Form F-3 and the related prospectus (File No. 333-283241) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 14, 2024, after such Registration Statement is declared effective by the Commission.

The Company is not obligated to sell any Ordinary Shares under the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, the Sales Agent will use commercially reasonable efforts consistent with its normal trading and sales practices, applicable state and federal law, rules and regulations and the rules of The Nasdaq Stock Market LLC to sell Ordinary Shares from time to time based upon the Company’s instructions, including any price, time or size limits specified by the Company. Upon delivery of a placement notice to the Sales Agent, and subject to the Company’s instructions in that notice, and the terms and conditions of the Sales Agreement generally, the Sales Agent may sell the Ordinary Shares by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market for the Ordinary Shares, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or in any other method permitted by law.

The offering pursuant to the Sales Agreement will terminate upon the earlier of (a) termination of the Sales Agreement as permitted therein, and (b) mutual agreement by the parties. The Sales Agent’s obligation to sell Ordinary Shares under the Sales Agreement is subject to satisfaction of certain conditions, and other customary closing conditions. The Company will pay the Sales Agent a commission equal to 3.0% of the gross proceeds from the sale of the Ordinary Shares pursuant to the Sales Agreement and has agreed to provide the Sales Agent with customary indemnification and contribution rights. The Company has also agreed to reimburse the Sales Agent for certain specified expenses in connection with entering into the Sales Agreement. The Sales Agreement contains customary representations and warranties and conditions to the sale of the Ordinary Shares pursuant thereto.

The foregoing description of the Sales Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Ordinary Shares discussed herein, nor shall there be any offer, solicitation, or sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statements on Form F-3 (Registration No. 333-272722 and 333-283241).

Exhibit Index

Exhibit No.	Description
10.1	Capital on Demand™ Sales Agreement, dated November 14, 2024, by and between Galmed Pharmaceuticals Ltd. and JonesTrading Institutional Services LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 14, 2024	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer